UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Additional Entrustment for the

Acquisition of Shares Based on the Stock Compensation Plan

Tokyo, May 15, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has announced that, at the Compensation Committee’s meeting held on November 14, 2016, MUFG resolved to introduce a stock compensation plan (“the Plan”) using a structure called a Board Incentive Plan Trust (BIP Trust) for directors, corporate executive officers, executive officers, and senior fellows (Outside directors and directors serving as audit committee members are excluded. Hereinafter these eligible directors and other executives are collectively referred to as “Directors, etc.”) of MUFG and four core companies of the MUFG Group (The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (These four companies are collectively referred to as the “Core Business Companies.” MUFG and the Core Business Companies are collectively referred to as the “Covered Companies.”)). At the Compensation Committee’s meeting held today, MUFG resolved to entrust additional money to the trust based on the Plan (“the Trust”) for the acquisition of shares.

For the details of the Plan, refer to “Transition from a Stock Compensation Type Stock Option Plan for Directors and Other Executives (Share Acquisition Rights) to a Stock Compensation Plan Using a Trust Structure” dated November 14, 2016.

1. Reason for the additional entrustment and revision of the maximum amount of trust money

By implementing the transition from a stock option compensation plan to the Plan, MUFG, in November 2016, established the Trust for the purpose of managing and operating the Plan together with the performance-based compensation plan in an integral manner. However, due to factors including the subsequent fluctuation in the price of MUFG shares, the number of MUFG shares acquired through the Trust is now expected to fall short of the total number of MUFG shares to be granted to the Directors, etc., as resolved by each of the Covered Companies, and hence MUFG has decided to entrust additional money to the Trust, so as to acquire 1,251,200 shares of MUFG from the stock market.

In conjunction with the above, the maximum amount of trust money of the Trust shall be revised, as per the following. This matter has been resolved at the meeting held today of the Compensation Committee which is chaired by an outside director and the majority of which comprises outside directors.

MUFG

•	Maximum amount of trust money to be contributed to the Trust:

(Prior to revision) 0.5 billion yen            (After revision) 0.6 billion yen

Core Business Companies (Total of four companies)

•	Total of the maximum amount of trust money to be contributed to the Trust:

(Prior to revision) 7.6 billion yen            (After revision) 9.0 billion yen

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2. Outline of the trust agreement

Trust type	An individually-operated designated trust of cash other than cash trust (third party benefit trust)
Trust purpose	Providing incentives to Directors, etc. of the Covered Companies
Settlor	MUFG
Trustee	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
Beneficiaries	Directors, etc. of the Covered Companies satisfying the beneficiary requirements
Trust caretaker	A third party that does not have any interest in the Covered Companies (certified public accountant)
Trust agreement date	November 15, 2016
Trust period	From November 15, 2016 to November 30, 2019 (planned) (May be extended up to 30 years)
Plan start date	December 1, 2016
Exercise of voting rights	No exercise
Type of acquired shares	Ordinary shares of MUFG
Amount of trust money	Prior to revision:	Up to 8.1 billion yen (including trust fees and expenses)
	After revision:	Up to 9.6 billion yen (including trust fees and expenses, and the amount equivalent to dividends with the record date of March 31, 2017, of the shares which are to be additionally acquired)
Timing of additional acquisition of shares	From May 16, 2017 (planned) to May 31, 2017 (planned)
Method of acquisition of shares	Acquisition in the stock market
Holder of a vested right	MUFG
Residual property	Residual property that can be received by MUFG, which is the holder of a vested right, shall be within the limit of the trust expense reserve calculated by deducting the cost for acquiring the shares from the Trust from trust money.

Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651

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